Exhibit 99.1

OKYO Pharma Now Participating on the Webull Corporate Communications Service Platform

Webull’s community of active participants can now access OKYO’s profile on the leading mobile-first brokerage platform

London and New York, NY, May 11, 2023 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in this multi-billion-dollar market, is pleased to announce that they are now participating on the new Webull Corporate Communication services platform. The OKYO portal on the Webull platform will help provide the Company with a direct line of communication with its shareholders while providing OKYO’s followers with instant notifications regarding corporate content like company news, earnings reports, investor presentations, and more.

“We’re excited to participate on Webull’s mobile-first brokerage platform with a unique community-driven experience,” said OKYO Pharma’s founder and Chairman, Gabriel Cerrone. “The Webull platform will enable OKYO Pharma to take advantage of a convenient and efficient digital communications channel to reach the platform of active investors while also allowing us to easily share content with them in real-time.”

For current Webull users, be sure to follow OKYO from the Webull app. To download the app and register for your free Webull account, visit: https://www.webull.com/introduce.

About Webull

Brokerage services offered through Webull Financial LLC (“Webull Financial”), an SEC-registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Investment advisory services are offered by Webull Advisors LLC (“Webull Advisors”), a Securities and Exchange Commission (SEC) registered investment adviser. Webull Financial and Webull Advisors are affiliates. All investing is subject to risk, including the possible loss of the money you invest. Neither entity guarantees profits or protection from losses.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Optiva Securities Limited

(Broker)	Robert Emmet	+44 (0)20 3981 4173